UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 9)*

SONUS NETWORKS, INC.
(Name of Issuer)

Shares of Common Shares, par value $0.001 per share
(Title of Class of Securities)

835916107
(CUSIP Number)

Darrin Payne
P.O. Box 71082
Dubai, United Arab Emirates
+971-4317-5800
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 4, 2009
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(c), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 835916107		Page 2 of 8 Pages
1		Name of Reporting Persons Galahad Securities Limited I.R.S. Identification Nos. of above persons (entities only)
2		Check The Appropriate Box if a Member of a Group
(See Instructions)		(a) ☐
(b) ☐
3		SEC Use Only
4		Source of Funds (See Instructions) WC
5		Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6		Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 67,295,079
	8	Shared Voting Power 0
	9	Sole Dispositive Power 67,295,079
	10	Shared Dispositive Power 0
11		Aggregate Amount Beneficially Owned by Each Reporting Person 67,295,079
12		Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13		Percent of Class Represented by Amount in Row (11) 24.6%*
14		Type of Reporting Person (See Instructions) OO

* The calculation of the foregoing percentage is based on 273,513,706 Common Shares outstanding as of April 30, 2009, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 5, 2009.

CUSIP No. 835916107		Page 3 of 8 Pages
1		Name of Reporting Persons Legatum Capital Limited I.R.S. Identification Nos. of above persons (entities only)
2		Check The Appropriate Box if a Member of a Group
(See Instructions)		(a) ☐
(b) ☐
3		SEC Use Only
4		Source of Funds (See Instructions) WC
5		Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6		Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 67,295,079
	8	Shared Voting Power 0
	9	Sole Dispositive Power 67,295,079
	10	Shared Dispositive Power 0
11		Aggregate Amount Beneficially Owned by Each Reporting Person 67,295,079
12		Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13		Percent of Class Represented by Amount in Row (11) 24.6%*
14		Type of Reporting Person (See Instructions) OO

* The calculation of the foregoing percentage is based on 273,513,706 Common Shares outstanding as of April 30, 2009, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 5, 2009.

CUSIP No. 835916107		Page 4 of 8 Pages
1		Name of Reporting Persons Legatum Global Holdings Limited I.R.S. Identification Nos. of above persons (entities only)
2		Check The Appropriate Box if a Member of a Group
(See Instructions)		(a) ☐
(b) ☐
3		SEC Use Only
4		Source of Funds (See Instructions) WC
5		Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6		Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 67,295,079
	8	Shared Voting Power 0
	9	Sole Dispositive Power 67,295,079
	10	Shared Dispositive Power 0
11		Aggregate Amount Beneficially Owned by Each Reporting Person 67,295,079
12		Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13		Percent of Class Represented by Amount in Row (11) 24.6%*
14		Type of Reporting Person (See Instructions) OO

* The calculation of the foregoing percentage is based on 273,513,706 Common Shares outstanding as of April 30, 2009, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 5, 2009.

CUSIP No. 835916107		Page 5 of 8 Pages
1		Name of Reporting Persons Legatum Global Investment Limited I.R.S. Identification Nos. of above persons (entities only)
2		Check The Appropriate Box if a Member of a Group
(See Instructions)		(a) ☐
(b) ☐
3		SEC Use Only
4		Source of Funds (See Instructions) WC
5		Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6		Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 67,295,079
	8	Shared Voting Power 0
	9	Sole Dispositive Power 67,295,079
	10	Shared Dispositive Power 0
11		Aggregate Amount Beneficially Owned by Each Reporting Person 67,295,079
12		Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13		Percent of Class Represented by Amount in Row (11) 24.6%*
14		Type of Reporting Person (See Instructions) OO

* The calculation of the foregoing percentage is based on 273,513,706 Common Shares outstanding as of April 30, 2009, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 5, 2009.

CUSIP No. 835916107		Page 6 of 8 Pages
1
Name of Reporting Persons

Senate Limited, acting on behalf of that certain trust formed under the laws of The Cayman Islands as of 1 July 1996.

I.R.S. Identification Nos. of above persons (entities only)

2		Check The Appropriate Box if a Member of a Group
(See Instructions)		(a) ☐
(b) ☐
3		SEC Use Only
4		Source of Funds (See Instructions) WC
5		Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6		Citizenship or Place of Organization The Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 67,295,079
	8	Shared Voting Power 0
	9	Sole Dispositive Power 67,295,079
	10	Shared Dispositive Power 0
11		Aggregate Amount Beneficially Owned by Each Reporting Person 67,295,079
12		Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13		Percent of Class Represented by Amount in Row (11) 24.6%*
14		Type of Reporting Person (See Instructions) OO

* The calculation of the foregoing percentage is based on 273,513,706 Common Shares outstanding as of April 30, 2009, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 5, 2009.

EXPLANATORY NOTE

This Amendment No. 9 amends the Statement on Schedule 13D filed with the Securities and Exchange Commission (the "Commission") on August 6, 2007, Amendment No. 1 filed with the Commission on September 10, 2007, Amendment No. 2 filed with the Commission on December 13, 2007, Amendment No. 3 filed with the Commission on December 26, 2007, Amendment No. 4 filed with the Commission on April 21, 2008, Amendment No. 5 filed with the Commission on June 19, 2008, Amendment No. 6 filed with the Commission on June 23, 2008, Amendment No. 7 filed with the Commission on June 30, 2008, and Amendment No. 8 filed with the Commission on January 12, 2009 by Galahad Securities Limited, Legatum Capital Limited, Legatum Global Holdings Limited, Legatum Global Investment Limited and Senate Limited, acting on behalf of that certain trust formed under the laws of The Cayman Islands as of July 1, 1996 (the "Schedule 13D").  Unless otherwise defined herein, all capitalized terms shall have the meanings ascribed to them in the Schedule 13D.

Item 4. Purpose of Transaction

Item 4 is hereby amended by adding the paragraphs below following the last paragraph of the current disclosure:

On May 4, 2009, the Board increased its size from seven to eight members and elected James K. Brewington as a director to fill the resulting vacancy.  Mr. Brewington was appointed to a term expiring at the 2009 Annual Meeting.

Mr. Brewington was one of the candidates identified to the Issuer and the Board's Nominating and Corporate Governance Committee by the Reporting Persons pursuant to the Settlement Agreement.  Pursuant to the Settlement Agreement (which was described in, and filed as an exhibit to, Amendment No. 8 to the Schedule 13D), the Issuer has agreed to (i) include Mr. Brewington in the Issuer's slate of directors for election at the 2009 Annual Meeting and (ii) publicly support and recommend that the Issuer's stockholders vote for the election of Mr. Brewington at the 2009 Annual Meeting in the same manner as all other designees on the Issuer's slate of directors.

Page 7 of 8 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of May 13, 2009

GALAHAD SECURITIES LIMITED
By:	/s/ Mark A. Stoleson
Mark A. Stoleson Director

LEGATUM CAPITAL LIMITED
By:	/s/ Mark A. Stoleson
Mark A. Stoleson Director

LEGATUM GLOBAL HOLDINGS LIMITED
By:	/s/ Mark A. Stoleson
Mark A. Stoleson Director

LEGATUM GLOBAL INVESTMENT LIMITED
By:	/s/ Mark A. Stoleson
Mark A. Stoleson Director

SENATE LIMITED, acting on behalf of that certain trust formed under the laws of The Cayman Islands as of 1 July 1996
By:	/s/ Mark A. Stoleson
Mark A. Stoleson Director

Page 8 of 8 Pages